EXHIBIT 1
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                              CONTACT:  Bob Stone
                                        The Dilenschneider Group
                                        307-771-2700 (In Cheyenne)


FOR IMMEDIATE RELEASE:
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              SAFECARD ANNOUNCES MAJOR REORGANIZATION;
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                      NAMES NEW MANAGEMENT TEAM
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     CHEYENNE, WY, April 18, 1994 -- SafeCard Services, Inc. (NYSE:
SSI), today announced a complete reorganization of its headquarter operations and named a new senior management team.

     Paul G. Kahn, chairman and chief executive officer, said the following executives in the Cheyenne headquarters and Fort
Lauderdale offices will leave all offices held with the company and its affiliates, effective April 30:

     W.M. Stalcup, Jr., president; Gerald R. Cahill, chief operating officer; John Bochak, senior executive vice president of operations; Joanne J. Seehousen, executive vice president of sales; Agneta K. Breslin, executive vice president and assistant secretary; David Gallimore, executive vice president of marketing; Barry I. Tillis, assistant general counsel; and Timothy T. Quinlan, sales manager.

     The reorganization came "after extended planning and a review and consensus by the board of directors," Mr. Kahn said. "We felt that the organization had to be streamlined and flattened and the sales and marketing organizations revamped in order to move the company on to a higher growth track and to diversify. In order to do that, new management talent with broader skills were needed in the organization. Today's reorganization simply reflects these needs and should not be read in any other way."

     He also thanked Messrs. Stalcup, Cahill, Bochak, Gallimore,
Tillis, Quinlan, Ms. Seehousen and Ms. Breslin for their many years of faithful service to SafeCard.

     The company will take a onetime charge of approximately $3.5 million in the second quarter Mr. Kahn said, to cover the cost of severance of the executives leaving the company and closing the Fort Lauderdale office.


New Appointments Announced
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     Mr. G. Thomas Frankland, formerly a partner in the New York office of the accounting firm of Price Waterhouse, has been elected vice chairman and chief financial officer, effective May 2. He will assume responsibility for SafeCard's financial plans and policies, its accounting practices, its treasury and tax functions, and its relationships with investors and the financial community. Mr. Frankland 47, will report to Mr. Kahn.

     Ms. Lynn C. Torrent, formerly chief financial officer, will remain in a senior financial position, reporting to Mr. Frankland.

     Mr. Richard M. Interdonato, formerly senior vice president of American Express Travel Related Services, has been appointed executive vice president-operations, effective May 2, and will assume responsibility for the day-to-day operations in Cheyenne. Mr. Interdonato, 45, will report to Mr. Kahn. All operating organizations in Cheyenne formerly reporting to Messrs. Stalcup and Cahill will now report to mr. Interdonato.

     Ms. Dotti Schechter, executive vice president-product management and development, has assumed responsibility for all of SafeCard's marketing efforts in addition to her present responsibilities for new product development. Ms. Schechter, whose new title is executive vice president-marketing, will continue to report to Mr. Kahn.

     Mr. Robert M. Frechette, formerly senior vice president of MasterCard International's U.S. Merchant Acceptance Group, has been appointed executive vice president-sales, effective April 11, 1994. Mr. Frechette, 55, has assumed responsibility for SafeCard's sales organization and will report to Mr. Kahn.

     Mr. Peter G. Knauth has been appointed vice president-quality and resource management. He has assumed responsibility for managing, among other things, the implementation of the company's quality initiatives, a position he held prior to joining SafeCard during his tenure at AT&T Universal Card Services. Mr. Knauth, 52, will continue to report to Mr. Kahn.

     Ms. Lisa Ormand was elected vice president and corporate secretary effective April 11, 1994, and has assumed responsibility for, among other things, all corporate governance and securities law matters. Ms. Ormand, 30, will report to Marc F. Joseph, senior vice president-law and public affairs.

     Mr. Barry Natter, formerly legal counsel of SafeCard, was appointed vice president-law and will assume responsibility for contract matters and commercial litigation. Mr. Natter, 39, will also report to Mr. Joseph.


     Mr. Francis J. Marino, vice chairman, will continue to have overall responsibility for SafeCard's strategic planning, corporate development, international, legal and human resources functions and will continue to report to Mr. Kahn.

     SafeCard Services, Inc. is the world's largest provider of credit card registry services and also provides other consumer services through its credit card issuer clients.